Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Bioanalytical Systems, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-56123 and 333-56127) on Form S-8 of Bioanalytical Systems, Inc. and subsidiaries of our report dated January 7, 2006, with respect to the consolidated balance sheet of Bioanalytical Systems, Inc. and subsidiaries as of September 30, 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended September 30, 2005, which report appears in the September 30, 2006, annual report on Form 10-K of Bioanalytical Systems, Inc. and subsidiaries.

/s/  KPMG LLP

Indianapolis, IN
December 28, 2006